REPUBLIC FIRST BANCORP, INC.
50 South 16th Street
Suite 2400
 Philadelphia, Pennsylvania 19102

November 10, 2016

VIA EMAIL AND EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
 Washington, D.C. 20549

Attention:  Mr. William H. Dorton

Re:	Republic First Bancorp, Inc.
Registration Statement on Form S-3
File No. 333-214052

Ladies and Gentlemen:

Republic First Bancorp, Inc. (the "Company") hereby requests that the effective date of the Company's above-referenced Registration Statement on Form S‑3 be accelerated by the U.S. Securities and Exchange Commission (the "Commission") so that the Registration Statement will become effective on Monday, November 14, 2016, at 1:00 p.m., or as soon as practicable thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of securities specified in the above referenced registration statement.  In addition, the Company hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David W. Swartz, of Stevens & Lee, P.C. at (610) 478-2184 with any questions you may have concerning this request.

Very truly yours,

REPUBLIC FIRST BANCORP, INC.

By: /s/ Frank Cavallaro
Name: Frank Cavallaro
Title: Chief Financial Officer

WRK/mm
cc: David W. Swartz